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SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67380 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**POTEN CAPITAL SERVICES, LLC**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**805 THIRD AVENUE**
(No. and Street)

| **NEW YORK** | **NEW YORK** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**STANISLAV EVTIMOV** **212-230-5461**
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**BDO USA, LLP**
(Name – *if individual, state last, first, middle name*)

| **100 Park Avenue** | **New York** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



DB

# OATH OR AFFIRMATION

I, Walter Kapuscinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Poten Capital Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

MIKITA SAUHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6229583
Qualified In Kings County
My Commission Expires November 01, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) An exemption report relating to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Poten Capital Services, LLC
## (a Limited Liability Company)
## Statement of Financial Condition

## December 31, 2017
## With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

The report of the independent registered public accounting firm accompanying this statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

# Poten Capital Services, LLC
## (a Limited Liability Company)
## Contents

Page(s)

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

## Report of Independent Registered Public Accounting Firm

The Member
Poten Capital Services, LLC
New York, New York

### Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Poten Capital Services, LLC (the "Company") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA LLP

We have served as the Company's auditor since 2012.

New York, New York
February 28, 2018

# Poten Capital Services, LLC
## (a Limited Liability Company)
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 470,276 |
| Prepaid expenses and other assets | | 3,102 |
| Total assets | $ | 473,378 |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 58,000 |
| Due to affiliates | | 187,716 |
| Total liabilities | | 245,716 |
| Member's equity | | 227,662 |
| Total liabilities and member's equity | $ | 473,378 |

The accompanying notes are an integral part of this financial statement

## 1. Organization and Business

Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002. The Company's sole member is Poten & Partners Group, Inc. (the "Member").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

During the year ended December 31, 2017, the Member funded the Company's working capital and regulatory capital needs by capital contributions. The Company expects that it will require additional contributions from the Member to support its operations through March 2019. The Member has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital and regulatory capital needs through at least March 2019.

## 2. Summary of Significant Accounting Policies

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Concentrations of Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company's cash is held with one bank. Balances held, at times, exceed insured limits. In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

### Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. At the time such assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

### Cash and Cash Equivalents
The Company considers all highly liquid assets purchased with an original maturity of three months or less to be cash equivalents.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company is a single member limited liability company for purposes of filing federal, state and local income tax returns. For income tax purposes, the Company's income or loss flows through to the Member's tax return. Accounting principles generally accepted in the United States of America require the Company to provide for income taxes in its financial statements on a hypothetical separate-return basis. The Member is an S Corporation and, as a result, is not responsible for federal or New York State Income taxes; such taxes are the responsibility of the Member's shareholder. However, the Member is responsible for certain state and local income taxes in jurisdictions which do not recognize S Corporation status, such as New York City. Accordingly, income taxes in the accompanying financial statements have been computed on this basis.

Deferred tax assets, relating to pre-tax net operating loss, are not recognised by the Company, as any such benefit will be recorded as a distribution to the Member, to be used by the Member, to the extent possible, on its tax return.

The Company accounts for income taxes in accordance with the guidance of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740, "Income Taxes". This standard prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. Accrued interest and penalties related to any unrecognized tax benefits will be classified as part of the income tax provision.

## 3. Related Party Transactions

In the normal course of business, the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated April 6, 2009 and updated effective January 1, 2015 between Poten & Partners, Inc. and the Company.

At December 31, 2017, the Company had an amount due Poten & Partners, Inc. totalling $187,691 and $25 due to the Member.

## 4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2017

## 5. Commitments and Contingencies

From time-to-time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 6. Regulatory Requirements

### Net Capital

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, as the greater of 6 2/3% of aggregate indebtedness or $50,000 for the year ended December 31, 2017. As of December 31, 2017, the Company had net capital of $224,560 which exceeded the regulatory requirement by $174,560. The Company's ratio of aggregate indebtedness to net capital was 1.0942 to 1.

The are no differences between the Company's computation of net capital included in unaudited Part II of Form X-17A-5 as of December 31, 2017 and the amount of net capital above.

### Exemptive Provision of Rule 15c3-3

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section (k)(2)(i).

## 7. Subsequent Events

Due to affiliate of $187,691 was paid on February 26, 2018. Management has evaluated subsequent events existing through February 28, 2018, the date the financial statements were issued. Management has determined that there no other material events that would require adjustment to or disclosure in the financial statements.